Submission of Proposals to a Vote of Shareholders
The annual meeting of Fund shareholders was held on April 7, 2008. Following is a summary of the proposal submitted to shareholders for vote at the meeting and votes cast:

	          Proposal Votes for   Votes withheld  Votes abstained

Common and Preferred
Shares Election of
John L. Harrington
as Independent Trustee
until the
2011 annual
meeting. 	      1,040,290 	    700

The following
trustees terms of office
as trustee continued after
the Funds annual meeting: Barry M.
Portnoy, Gerard M. Martin, Frank J. Bailey and Arthur G. Koumantzelis.